Consumer Portfolio Services, Inc.
16355 Laguna Canyon Road
Irvine, California 92618-3801
Telephone (949) 753-6800
Facsimile  (949) 753-6897

November 3, 2008

Via EDGAR and via facsimile 202-772-9208

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention: Mr. Gregory Dundas

Re:           Consumer Portfolio Services, Inc.
Registration Statement No. 333-152969, as amended October 29, 2008

Dear Mr. Dundas:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Consumer Portfolio Services, Inc. hereby respectfully requests that the effectiveness of the Registration Statement referenced above be accelerated to 5:00 p.m. (Washington, DC time) on Wednesday, November 5, 2008, or as soon thereafter as practicable.

The registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the laws of the United States.

Should you have any questions regarding this request, please telephone the undersigned at (949) 788-5616, or our counsel, Mark Creatura, at 888-785-6691.

Sincerely,
CONSUMER PORTFOLIO SERVICES, INC.

By:           /s/ Jeffrey P. Fritz
Jeffrey P. Fritz, Senior Vice President and
Chief Financial Officer